                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                   SCHEDULE 13D/A
                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 5)*

                                --------------------

                             Hudson Hotels Corporation
                                  (Name of Issuer)

                      Common Stock, par value $.001 per share
                           (Title of Class of Securities)

                                     443794102
                                   (CUSIP Number)

                                  Joseph B. Wollard
                             Counsel, Global Compliance
                                   Citigroup Inc.
                                  425 Park Avenue
                              New York, New York 10043
                                   (212) 559-1000
                   (Name, address and telephone number of person
                 authorized to receive notices and communications)

                                    May 10, 2000
              (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                          ------------------
CUSIP NO.  443794102                                          PAGE 2 OF 12 PAGES
--------------------                                          ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     SB Motel Corp.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [   ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                               OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [X]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware

--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER                   0

 NUMBER OF               -------------------------------------------------------
  SHARES                 8    SHARED VOTING POWER           370,657
BENEFICIALLY
 OWNED BY                -------------------------------------------------------
  EACH                   9    SOLE DISPOSITIVE POWER              0
 REPORTING
PERSON WITH              -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER      370,657

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                   370,657

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)            [   ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                CO

--------------------------------------------------------------------------------

--------------------                                          ------------------
CUSIP NO.  443794102                                          PAGE 3 OF 12 PAGES
--------------------                                          ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Salomon Brothers Holding Company Inc
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [   ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                               OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [X]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware

--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER                   0

 NUMBER OF               -------------------------------------------------------
  SHARES                 8    SHARED VOTING POWER           370,657
BENEFICIALLY
 OWNED BY                -------------------------------------------------------
  EACH                   9    SOLE DISPOSITIVE POWER              0
 REPORTING
PERSON WITH              -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER      370,657

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                   370,657

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)            [   ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                CO

--------------------------------------------------------------------------------

--------------------                                          ------------------
CUSIP NO.  443794102                                          PAGE 4 OF 12 PAGES
--------------------                                          ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Salomon Smith Barney Holdings Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [   ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                               OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [X]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware

--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER                   0

 NUMBER OF               -------------------------------------------------------
  SHARES                 8    SHARED VOTING POWER           377,357
BENEFICIALLY
 OWNED BY                -------------------------------------------------------
  EACH                   9    SOLE DISPOSITIVE POWER              0
 REPORTING
PERSON WITH              -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER      377,357

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                   377,357

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)            [   ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                HC

--------------------------------------------------------------------------------

--------------------                                          ------------------
CUSIP NO.  443794102                                          PAGE 5 OF 12 PAGES
--------------------                                          ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Citigroup Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [   ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS                               OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                            [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware

--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER                   0

 NUMBER OF               -------------------------------------------------------
  SHARES                 8    SHARED VOTING POWER           377,357
BENEFICIALLY
 OWNED BY                -------------------------------------------------------
  EACH                   9    SOLE DISPOSITIVE POWER              0
 REPORTING
PERSON WITH              -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER      377,357

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                   377,357

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)            [   ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                HC

--------------------------------------------------------------------------------

          This Amendment No. 5 to the statement on Schedule 13D, dated November 27, 1996, as thereafter amended (the "Schedule 13D"), of Citigroup Inc. (formerly Travelers Group Inc.) and certain of its subsidiaries is being filed with respect to the Common Stock, $0.001 par value (the "Common Stock"), of Hudson Hotels Corporation, a New York corporation (the "Issuer").

                                PAGE 6 OF 12 PAGES

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

This item as set forth in the Schedule 13D is deleted and the following is inserted in its place:

         "All beneficial ownership percentages set forth in this Item 5 are based on 8,188,569 shares of Common Stock issued and outstanding, as stated in the Company's Form 10Q filed May 15, 2000."

         (a) - (b) This item as set forth in the Schedule 13D is deleted and the following is inserted in its place:

         "Citigroup beneficially owns 377,357 shares of Common Stock representing 4.6% of the Common Stock outstanding. Citigroup, together with the other reporting persons, has the shared power to vote and the shared power to dispose of 377,357 shares of Common Stock."

         (c) This item as set forth in the Schedule 13D is deleted and the following is inserted in its place:

         "Subsidiaries of Citigroup made no purchases or sales of Common Stock, or securities convertible into Common Stock, during the 60 days preceding the filing of this Schedule 13D Amendment, other than purchases and sales made for third party accounts."

         (e) This item as set forth in the Schedule 13D is deleted and the following is inserted in its place:

         "As a result of increases in shares of Common Stock issued and outstanding, Citigroup ceased to be the beneficial owner of more than 5% of the Common Stock of the issuer on May 10, 2000."


                                  PAGE 7 OF 12 PAGES

                                      SIGNATURE
                                      ---------

     After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2000
                                         SB MOTEL CORP.

                                         By: /s/
                                            ---------------------------------
                                            Name: Jaime H. Taicher
                                            Title: Assistant Secretary

                                         SALOMON BROTHERS HOLDING COMPANY INC


                                         By: /s/ Howard Darmstadter
                                            ---------------------------------
                                            Name: Howard Darmstadter
                                            Title: Assistant Secretary

                                         SALOMON SMITH BARNEY HOLDINGS INC.


                                         By: /s/ Howard Darmstadter
                                            ---------------------------------
                                            Name: Howard Darmstadter
                                            Title: Assistant Secretary

                                         CITIGROUP INC.

                                         By: /s/ Joseph B. Wollard
                                            ---------------------------------
                                            Name: Joseph B. Wollard
                                            Title: Assistant Secretary


                                 PAGE 8 OF 12 PAGES

                                     ANNEX A

         This item as set forth in the Schedule 13D is deleted and the following is inserted in its place:

               EXECUTIVE OFFICERS AND DIRECTORS OF CITIGROUP INC.

Set forth below are the names, titles, business addresses, principal occupations and citizenship of the Executive Officers and Directors of Citigroup Inc.

NAME, TITLE AND CITIZENSHIP    PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
---------------------------    -----------------------------------------

C. Michael Armstrong           Chairman & Chief Executive Officer
Director                       AT&T Corporation
United States                  295 North Maple Avenue, Room 4353L
                               Basking Ridge, NJ 07920

Alain J. P. Belda              President & Chief Executive Officer
Director                       Alcoa Inc.
Brazil                         201 Isabella Street, Floor 6J12
                               Pittsburgh, PA 15212-5858

Kenneth J. Bialkin             Partner
Director                       Skadden, Arps, Slate, Meagher & Flom
United States                  919 Third Avenue
                               New York, NY 10022

Kenneth T. Derr                Chairman & Chief Executive Officer
Director                       Chevron Corporation
United States                  575 Market Street, 40th fl
                               San Francisco, CA 94105

John M. Deutch                 Institute Professor
Director                       Massachusetts Institute of Technology
United States                  77 Massachusetts Avenue, Room 6-208
                               Cambridge, MA 02139

The Honorable Gerald R. Ford   Former President of the United States
Honorary Director              40365 Sand Dune Road
United States                  Rancho Mirage, CA 92270

Ann Dibble Jordan              Consultant
Director                       2940 Benton Place, N.W.
United States                  Washington, DC 20008-2718


                                 PAGE 9 OF 12 PAGES

NAME, TITLE AND CITIZENSHIP    PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
---------------------------    -----------------------------------------

Reuben Mark                    Chairman and Chief Executive Officer
Director                       Colgate-Palmolive Company
United States                  300 Park Avenue
                               New York, NY 10022-7499

Michael T. Masin               Vice Chairman and President - International
Director                       GTE Corporation
United States                  1255 Corporate Drive
                               Mail Code SVC06C30
                               Irving, TX 75038

Dudley C. Mecum                Managing Director
Director                       Capricorn Management
United States                  30 East Elm Street
                               Greenwich, CT 06830

Richard D. Parsons             President
Director                       Time Warner Inc.
United States                  75 Rockefeller Plaza, 29th fl
                               New York, NY 10019

Andrall E. Pearson             Chairman & Chief Executive Officer
Director                       TRICON Global Restaurants, Inc.
United States                  660 Steamboat Road
                               Greenwich, CT 06830

Robert E. Rubin                Member of the Office of the Chairman
Director and                   Citigroup Inc.
Executive Officer              153 East 53rd Street, 4th fl
United States                  New York, NY 10043

Franklin A. Thomas             Former President
Director                       The Ford Foundation
United States                  595 Madison Avenue, 33rd fl
                               New York, NY 10022


                                 PAGE 10 OF 12 PAGES

NAME, TITLE AND CITIZENSHIP    PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
---------------------------    -----------------------------------------

Sanford I. Weill               Chairman and Co-Chief Executive Officer
Director and                   Citigroup Inc.
Executive Officer              153 East 53rd Street, 4th fl
United States                  New York, NY 10043

Edgar S. Woolard, Jr.          Former Chairman & Chief Executive Officer
Director                       E.I. du Pont de Nemours & Company
United States                  1007 Market Street
                               Wilmington, DE 19898

Arthur Zankel                  General Partner
Director                       High Rise Partners, LP
United States                  535 Madison Avenue
                               New York, NY 10022

Michael A. Carpenter           Co-Chief Executive Officer
Executive Officer              Global Corporate and Investment Bank
United States                  Citigroup Inc.
                               399 Park Avenue, 2nd fl
                               New York, NY 10043

Paul J. Collins                Vice Chairman
Executive Officer              Citigroup Inc.
United States                  153 East 53rd St., 4th fl
                               New York, NY 10043

Michael D'Ambrose              Senior Human Resources Officer
Executive Officer              Citigroup Inc.
United States                  153 East 53rd St., 4th fl
                               New York, NY 10043

Jay S. Fishman                 President & CEO
Executive Officer              Travelers Property Casualty Corp.
United States                  One Tower Square, 8GS
                               Hartford, CT 06183

Edward D. Horowitz             Citigroup Inc.
Executive Officer              153 East 53rd St., 4th fl
United States                  New York, NY 10043

Thomas Wade Jones              Co-Chairman & CEO
Executive Officer              SSB Asset Management Group
United States                  153 East 53rd St., 4th fl
                               New York, NY 10043


                                 PAGE 11 OF 12 PAGES

NAME, TITLE AND CITIZENSHIP    PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
---------------------------    -----------------------------------------

Robert I. Lipp                 Chairman & CEO
Executive Officer              Global Consumer Business
United States                  Citigroup Inc.
                               153 East 53rd St., 4th fl
                               New York, NY 10043

Deryck C. Maughan              Vice Chairman
Executive Officer              Citigroup Inc.
United Kingdom                 153 East 53rd St., 4th fl
                               New York, NY 10043

Victor J. Menezes              Co-Chief Executive Officer
Executive Officer              Global Corporate and Investment Bank
India                          Citigroup Inc.
                               399 Park Avenue, 2nd fl
                               New York, NY 10043

Charles O. Prince, III         General Counsel/Corporate Secretary
Executive Officer              Citigroup Inc.
United States                  153 East 53rd St., 4th fl
                               New York, NY 10043

William R. Rhodes              Vice Chairman
Executive Officer              Citigroup Inc.
United States                  399 Park Avenue, 2nd fl
                               New York, NY 10043

Petros Sabatacakis             Senior Risk Officer
Executive Officer              Citigroup Inc.
United States                  153 East 53rd Street
                               New York, NY 10043

Todd S. Thomson                Chief Financial Officer
Executive Officer              Citigroup Inc.
United States                  153 East 53rd St., 4th fl
                               New York, NY 10043

Marc P. Weill                  Head of Citigroup Investments
Executive Officer              Citigroup Inc.
United States                  153 East 53rd St., 4th fl
                               New York, NY 10043

Robert B. Willumstad           Chairman
Executive Officer              CitiFinancial Credit Company
United States                  153 East 53rd St., 5th fl
                               New York, NY 10043


                                 PAGE 12 OF 12 PAGES